AB
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[redacted]

11023113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNIN July 1, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ALAMO CAPITAL**

OFFICIAL USE ONLY
16659
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N. CIVIC DRIVE
(No. and Street)

WALNUT CREEK (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NANCY MULLALLY (925) 472-5740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(**Name** – ***if individual, state last, first, middle name***)

2977 YGNACIO VALLEY ROAD, #460 (Address) WALNUT CREEK (City) CA (State) 94598 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2011
REGISTRATIONS BRANCH
02

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB
9/12

OATH OR AFFIRMATION

I, NANCY MULLALLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALAMO CAPITAL, as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Nancy Mullally
Signature

CFO
Title

Connie J. Francis 8-26-11
Notary Public

CONNIE J. FRANCIS
Commission # 1794836
Notary Public - California
San Francisco County
MyComm. Expires Mar 29, 2012

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (SEE SEPARATE REPORT)
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA (WITH AUDITORS' REPORT THEREON)

YEAR ENDED JUNE 30, 2011

professional. personalized. service.

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 26th day of August, 2011
at Walnut Creek, California.

Nancy A Mullally

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 10
Supplementary Data	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 at June 30, 2011	11
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17A-5	12 - 14

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alamo Capital
Walnut Creek, California

We have audited the accompanying statement of financial condition of Alamo Capital as of June 30, 2011 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2011 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 26, 2011

ALAMO CAPITAL
Statement of Financial Condition
June 30, 2011

ASSETS

ASSETS:	
Cash	$ 4,057
Accounts receivable:	
Cash held by clearing broker-dealer	1,670,997
Broker - dealer balances receivable	148,173
Receivables from non-customers	76,798
Income taxes recoverable, net	62,812
Total accounts receivable	1,958,780
Firm trading securities (all debt securities), at fair value	9,572,623
Accrued interest on firm trading securities	115,186
Prepaid expenses and deposits	42,539
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $80,576	114,318
TOTAL ASSETS	$ 11,807,503

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 454,858
Due to clearing broker - dealer - firm trading	9,565,749
- securities sold short	6,874
- accrued interest on short securities	796
Liabilities subordinated to claims of general creditors	445,000
Total liabilities	10,473,277
STOCKHOLDERS' EQUITY:	
Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,933 1/3	67,061
Preferred stock, various series, cumulative non-voting	200,000
Additional paid-in capital	9,939
Retained earnings	1,057,226
Total stockholders' equity	1,334,226
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,807,503

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Operations

For the Year Ended June 30, 2011

REVENUES:	
Trading revenue	$ 5,547,098
Commissions	953,734
Other	510,841
Total revenues	7,011,673
EXPENSES:	
Human resource expenses -	
Compensation	3,438,922
Contract labor	84,983
Payroll taxes	233,115
Benefits and other	164,718
	3,921,738
Occupancy expenses -	
Rent	334,180
Telephone	17,025
Office and other	76,761
	427,966
Systems and equipment expenses -	
Equipment rental and information systems	840,404
Depreciation and amortization	31,325
Other	7,600
	879,329
Marketing and sales expenses -	
Advertising and promotion	500,225
Other	125,635
	625,860
Other expenses -	
Interest	368,005
Clearing charges	495,790
Other	187,455
	1,051,250
Total expenses	6,906,143
INCOME BEFORE INCOME TAXES	105,530
INCOME TAXES:	
California income tax	9,860
Federal income tax	10,139
Deferred income taxes - reduction	(34,383)
Total income tax expense (credit)	(14,384)
NET INCOME	$ 119,914

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2011

	Common Stock		Preferred Stock		Additional Paid-in	Retained Earnings	
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
BALANCE AT JUNE 30, 2010	583,433	$ 70,000	200	$ 200,000	$ 55,000	$ 949,812	$ 1,274,812
Net income for the year	-	-	-	-	-	119,914	119,914
Buy-back of common stock	(24,500)	(2,939)	-	-	(45,061)	-	(48,000)
Dividends on cumulative non-voting preferred stock	-	-	- 0	-	-	(12,500)	(12,500)
BALANCE AT JUNE 30, 2011	558,933	$ 67,061	200	$ 200,000	$ 9,939	$ 1,057,226	$ 1,334,226

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2011

BALANCE AT JUNE 30, 2010	$ 445,000
No change for the year	-
BALANCE AT JUNE 30, 2011	$ 445,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Cash Flows

For the Year Ended June 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 119,914
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	31,325
(Increase) decrease in operating accounts:	
Accounts receivable	(311,449)
Firm trading securities, net of investments held for sale	609,718
Accrued interest on firm trading securities	69,437
Deposits and prepaid expenses	(13,265)
Accounts payable and accrued expenses	(123,456)
Amount due to clearing broker	(293,985)
Net cash provided by operating activities	88,239
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchases of furniture and equipment	(2,128)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Buy-back of common stock	(48,000)
Dividends paid on preferred stock	(12,500)
Net cash provided by (used in) in financing activities	(60,500)
NET INCREASE (DECREASE) IN CASH	25,611
CASH, BEGINNING OF YEAR, net of bank overdraft	(21,554)
CASH, END OF YEAR	$ 4,057
Supplementary cash flow information	
Income tax paid	$ 67,669
Interest paid	$ 368,005

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Notes to Financial Statements
Year Ended June 30, 2011

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Alamo Capital (the "Company") was incorporated August 28, 1987 and began business as a broker-dealer on June 7, 1990. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions there from. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred, determined on a trade-date basis.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided over the estimated useful lives of the assets.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable would be valued at fair value as determined by management. All of the securities held at June 30, 2011 were valued at fair value and were considered marketable consistent with being classified as a Level 1 security in accordance with generally accepted accounting principles.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated events through August 26, 2011, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

2. INCOME TAXES

The following is a summary of income taxes for the years ended June 30, 2011:

	State	Federal	Total
Net income before taxes	$ 105,530	$ 105,530	
Net municipal bond interest income	-	(119,592)	
Non-deductible expenses	3,287	3,287	
Excess depreciation book over tax	9,851	29,197	
Deductible California Franchise tax paid	-	(17,419)	
Allocated to Washington and Nevada	(7,131)	-	
Taxable income	111,537	1,003	
Income tax provision before AMT	$ 9,860	$ 150	$ 10,010
Alternative minimum tax	-	9,989	9,989
Deferred tax provision	-	-	(34,383)
Total income tax expense (credit)	$ 9,860	$ 10,139	$ (14,384)

The current Federal income tax includes an alternative minimum tax of $9,989 due to the required alternative taxing of $119,592 of net municipal bond interest.

The difference of depreciation deductions versus recorded depreciation and other timing differences result in a deferred tax liability totaling $23,047 at June 30, 2011. The deferred tax liability results in decreasing the tax expense provisions at June 30, 2011 for California and Federal income taxes by $34,383 because of the change in the cumulative deferred tax obligation for the fiscal year. The prior year amount anticipated a higher tax bracket in the year of realization.

Municipal bond interest income is reflected net of interest paid to carry municipal bonds.

3. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.69 to 1 at June 30, 2011. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

At June 30, 2011, the Company had net capital as defined of $663,485, which is $563,485 in excess of the minimum capital requirement.

4. EXEMPTION FROM RULE 15C3-3

The Company is exempt from certain provisions of Rule 15c3-3 because it introduces its securities transactions on a fully-disclosed basis to a clearing broker-dealer, and does not hold funds or securities of customers.

5. LEASE COMMITMENTS

The Company has lease obligations for its premises in Walnut Creek, California through May 31, 2015 and Las Vegas, Nevada through August 31, 2014 as follows:

Year Ended June 30:	Annual Occupancy Rents
2012	$ 309,315
2013	358,399
2014	368,294
2015	277,493
2016	-

The Company also rents equipment on a month-to-month basis at various amounts from a party related to the principal stockholder. Rents paid to this party were $60,000 for the year ended June 30, 2011.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2011:

Maturity Date	Interest Rate	Payable	Due to
January 31, 2015	11.00%	$ 75,000	Stockholder
August 1, 2014	8.00%	70,000	Stockholder
June 16, 2012	Prime +2.25%	300,000	Unrelated party
		$ 445,000	

Prior written approval by the Financial Industry Regulatory Authority (FINRA). is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements. (See Note 3).

7. INVESTMENTS

Firm trading securities are held for the market and are generally traded within a month of purchase. At June 30, 2011 these securities were as follows:

	June 30, 2011
U.S. government securities	$ 413,620
Municipal bonds	6,311,383
Other securities	2,847,620
	$ 9,572,623

In addition, at June 30, 2011, the Company had sold "short" certain municipal securities totaling $6,874.

In accordance with the Statement of Financial Accounting Standards No. 157 by the Financial Accounting Standards Board (FASB), fair values of the firm investments are categorized as follows:

Level 1	Quote prices in active markets	$ 9,572,623

ALAMO CAPITAL

Schedule 1 - Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

June 30, 2011

Stockholders' equity		$ 1,334,226	
Liabilities subordinated to claims of general creditors		445,000	
		1,779,226	
Non-allowable assets and charges against net capital			
Petty cash		5	
Prepaid expenses and deposits		42,539	
Income taxes recoverable, net		62,812	
Receivable from non-customers		76,798	
Furniture and equipment		114,318	
		296,472	
Haircut on firm trading inventory and undue concentrations		819,269	
		1,115,741	
Net capital, as defined		663,485	(A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness of $465,700)		100,000	
Excess of net capital over requirement		$ 563,485	
Aggregate indebtedness			
Total liabilities	$ 10,473,277		
Less: subordinated capital	(445,000)		
Due to clearing broker-secured by firm trading securities	(9,573,419)		
		$ 454,858	(B)
Ratio of aggregate indebtedness to net capital (B/A)		0.69 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 611,543	$ 506,800	0.83 to 1
Decrease in accounts payable	51,942	(51,942)	
Audited amounts (above)	$ 663,485	$ 558,742	0.69 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Alamo Capital
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Alamo Capital, for the year ended June 30, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 26, 2011

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Alamo Capital
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Alamo Capital and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating Alamo Capital's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alamo Capital's management is responsible for Alamo Capital's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 26, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042293 FINRA JUN
ALAMO CAPITAL
201 N CIVIC DR STE 145
WALNUT CREEK CA 94596-3761

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen R. Kinkade 415-225-0488

2. A. General Assessment (item 2e from page 2) $ 14,082

B. Less payment made with SIPC-6 filed (exclude interest) (7,630)

1/21/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,452

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,452

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,452

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alamo Capital
(Name of Corporation, Partnership or other organization)

St R Kinkade
(Authorized Signature)

Accountant
(Title)

Dated the 24th day of August, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1, 2010 and ending 6/30, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,011,673
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	103,834
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	501,065
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	405,819
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 368,005	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1578	
Enter the greater of line (i) or (ii)	368,005
Total deductions	1,378,723
2d. SIPC Net Operating Revenues	$ 5,632,950
2e. General Assessment @ .0025	$ 14,082

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